Mail Stop 4561
Via fax (408) 537-5252

June 14, 2007

Bruce R. Chizen
Chief Executive Officer & Chief
Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 1, 2006**
> **Filed on February 5, 2007 and February 6, 2007**
> **File No. 000-15175**

Dear Mr. Chizen:

We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief